FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 23, 2009

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS
Item

1.	Press release entitled, “AU Optronics Corp. Reports 1Q2009 Results” dated April 23, 2009.
2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2009 Results”, dated April 23, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 23, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release
AU Optronics Corp. Reports 1Q2009 Results

Issued by: AU Optronics Corp.
Issued on: April 23, 2009

Hsinchu, Taiwan, April 23, 2009 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 1Q2009. For the first quarter ended March 31, 2009, AUO posted consolidated revenue of NT$50,741 million (US$1.5 billion), net loss of NT$20,216 million (US$597 million), attributable to equity holders of the parent company NT$20,331 million (US$600 million), and basic LPS NT$2.39 per common share (US$0.71 per ADR unit).

First Quarter Result Highlights

•	Revenue decreased by 15.1% QoQ to NT$50.74 billion
•	Net loss of NT$20.2 billion
•	Basic LPS of NT$2.39 per common share
•	Gross loss of 31.4%
•	Operating loss of 39.9%

“We are pleased that the demands of the LCD display products are better than anticipated.  Despite of the massive rushed orders, AUO has selectively chosen orders in order to protect the Company’s profitability. As a result, AUO reported its 1Q2009 with large-sized and small- to medium-sized panel shipments a respective 12.8% and 9.4% Q-o-Q decline. Both are modestly better than our guidance,” said Mr. Andy Yang, Chief Financial Officer of AUO. “With stabilizing panel prices, AUO’s loss of Q1 was gradually improved compared to the previous quarter, thanks to the Company’s efforts in cost reduction and product mix improvement. With a strict build-to-order policy over inventory controls, AUO also successfully reduced the Inventory Turnover Days to 32 days in 1Q2009 from 36 days in 4Q2008.”

Looking into 2Q2009, AUO expects its utilization rates to improve substantially. In addition to continuing its stringent inventory control policy and to optimizing the product mix, the Company aims to speed up the development of Eco-products, strengthen its supply chain managements, and facilitate the manufacturing processes.

To enrich AUO’s product portfolios and to respond to the improving market conditions, AUO’s 8.5 generation (“G8.5”) facility located at Taichung Science Park is scheduled to enter the mass production at the end of 2Q. With capacity created by this new G8.5 line and also by leveraging its capacities in existing G6 and G7.5 lines, the Company is confident to best utilize its massive production flexibility in meeting customers’ demands of LCD TVs in full spectrum of all panel sizes.

* Amounts converted by an exchange rate of NTD33.87:USD1 as of March 31, 2009.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.5 inches to greater than 65 inches. AUO generated NT$423.9 billion (US$12.9 billion) in sales revenue in 2008 and now houses a staff of more than 38,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 4Q2008 WW Large-Area TFT-LCD Shipment Report dated February 25, 2009. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2008 year end revenue converted by an exchange rate of NTD32.76:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the worldwide top three manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 4th, 2008.

For more information, please contact:

Bryan Yen	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008800 ext 6956	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: bryan.yen@auo.com	yawen .hsiao@auo.com

Item 2

                                   [AUO Logo]

                                 AU Optronics Corp.

              First Quarter 2009 Results Investor Conference

                           2009 [graphic omitted]

                                April 23, 2009

--------------------------------------------------------------------------------

                                                                      [AUO Logo]

                           Safe Harbor Notice

o    The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
     States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

o    Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

o    In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the
     Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

o    Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

o    Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended
     December, 2007 filed with the United States Securities and Exchange
     Commission.
--------------------------------------------------------------------------------

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	1Q'09		4Q'08		QoQ %	1Q'08	
Net Sales	**50,741**	100.0%	**59,750**	100.0%	*(15.1%)*	**136,630**	100.0%
Cost of Goods Sold	(66,651)	(131.4%)	(80,682)	(135.0%)	*(17.4%)*	(99,546)	(72.9%)
Gross Profit (Loss)	**(15,910)**	**(31.4%)**	**(20,932)**	**(35.0%)**	***(24.0%)***	**37,084**	**27.1%**
Operating Expenses	(4,314)	(8.5%)	(5,531)	(9.3%)	*(22.0%)*	(6,774)	(5.0%)
Operating Income (Loss)	**(20,223)**	**(39.9%)**	**(26,462)**	**(44.3%)**	***(23.6%)***	**30,310**	**22.2%**
Net Non-operating Expenses	(791)	(1.6%)	(1,182)	(2.0%)	*(33.1%)*	(1,456)	(1.1%)
Income (Loss) before Tax	**(21,014)**	**(41.4%)**	**(27,645)**	**(46.3%)**	***(24.0%)***	**28,855**	**21.1%**
Net Income (Loss)	**(20,216)**	**(39.8%)**	**(26,595)**	**(44.5%)**	***(24.0%)***	**26,985**	**19.8%**
Attributable to:							
Equity holders of the parent company	(20,331)	(40.1%)	(26,565)	(44.5%)	*(23.5%)*	26,861	19.7%
Minority interest	115	0.2%	(30)	(0.1%)	—	124	0.1%
Net Income (Loss)	**(20,216)**	**(39.8%)**	**(26,595)**	(44.5%)	***(24.0%)***	**26,985**	19.8%
Basic EPS (NT$)[(a)]	**(2.39)**		**(3.12)**		***(23.5%)***	**3.16**	
Operating Income + D&A	**872**	**1.7%**	**(5,312)**	**(8.9%)**	—	**50,114**	**36.7%**
Unit Shipments (mn)[(b)]							
Large Size Panels	**13.1**		**15.1**		***(12.8%)***	**22.0**	
Small & Medium Size Panels	**42.9**		**47.4**		***(9.4%)***	**37.7**	

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,506m shares in 1Q09, 8,505m shares in 4Q08 and 8,504m shares in 1Q08) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	1Q'09	4Q'08	QoQ %	1Q'08
Cash & ST Investment	64,450	83,905	*(23.2%)*	114,944
Inventory	23,804	23,611	*0.8%*	37,238
Short Term Debt[(a)]	48,841	48,443	*0.8%*	38,667
Long Term Debt	131,643	114,342	*15.1%*	138,777
Equity	280,846	299,259	*(6.2%)*	327,254
Total Assets	554,218	566,936	*(2.2%)*	637,215
Inventory Turnover (Days)[(b)]	**32**	**36**		**33**
Debt to Equity	**64.3%**	**54.4%**		**54.2%**
Net Debt to Equity	**41.5%**	**26.5%**		**19.5%**

– Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt refers to all interest bearing debt maturing within one year
(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

4

Consolidated Cash Flow Highlights

Amount : NT$ Million

	1Q'09	4Q'08	QoQ
From Operating Activities	**(18,550)**	**13,898**	**(32,448)**
Net Profit (Loss)	(20,216)	(26,595)	6,379
Depreciation & Amortization	21,096	21,150	(54)
Net Change in Working Capital	(18,426)	17,843	(36,269)
From Investing Activities	**(18,542)**	**(30,610)**	**12,068**
Capital Expenditure	(17,462)	(30,921)	13,460
From Financing Activities	**17,402**	**11,204**	**6,198**
Net Change in Debt	16,821	11,211	5,610
Net Change in Cash[(a)]	**(19,628)**	**(5,418)**	**(14,210)**

– Unaudited, prepared by AUO on a consolidated basis

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries .

5

[AUO Logo]

                     Consolidated Revenues by Application

                               [GRAPIC OMITTED]

   -  Unaudited, prepared by AUO on a consolidated basis

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                                                                      [AUO Logo]
                           Large Panel - ASP by Unit

                                [GRAPIC OMITTED]

          -    Unaudited, prepared by AUO on a consolidated basis
          -   Large size refers to panels that are 10 inches and above
          -   Blended ASP in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC
              Ministry of Finance of each respective quarter

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                                                                      [AUO Logo]
                     Consolidated Shipments & ASP by Area

                               [GRAPIC OMITTED]

-    Unaudited, prepared by AUO on a consolidated basis
-    ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter
--------------------------------------------------------------------------------

                                                                      [AUO Logo]

                       Consolidated Small & Medium Panel

                               [GRAPIC OMITTED]

-      Unaudited, prepared by AUO on a consolidated basis
-      Small & Medium size refers to panels that are under 10 inches

--------------------------------------------------------------------------------

                                                                      [AUO Logo]

                                Capacity by Fab

---------       -----------     -----------     --------------------------------
                3/2009          6/2009 (F)
Fab             Capacity        Capacity        Major Products
---------       -----------     -----------     --------------------------------
L3 (G3.5)       130,000         130,000         Small/Medium
-------------------------------------------------------------
L3 (G3.5)       20,000 LTPS     20,000 LTPS     Small/Medium    [GRAPHIC OMITTED]
-------------------------------------------------------------
L4 (G4.0)       60,000          60,000          Small/Medium
--------------------------------------------------------------------------------
L5 (G5.0)       310,000         310,000         NB, Monitor     [GRAPHIC OMITTED]
--------------------------------------------------------------------------------
L6 (G6.0)       240,000         240,000         Monitor, TV, Public
                                                Info Display
-------------------------------------------------------------------   [GRAPHIC
L7 (G7.5)       75,000          75,000          Monitor, TV, Public    OMITTED]
                                                Info Display
--------------------------------------------------------------------------------
L8 (G8.5)       -               10,000          TV, Public Info Display  [GRAPHIC
                                                                         OMITTED]
--------------------------------------------------------------------------------
-  Capacity based on monthly glass substrate input
--------------------------------------------------------------------------------

                                                                      [AUO Logo]

                                  www.auo.com
                                  ir@auo.com

                               [GRAPIC OMITTED]

--------------------------------------------------------------------------------

AU OPTRONICS CORP. CONSOLIDATED BALANCE SHEET
March 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	March 31, 2009			March 31, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,884	63,807	11.5	113,741	17.8	(49,934)	(43.9)
Available-for-Sale Financial Assets - Current	19	644	0.1	1,203	0.2	(560)	(46.5)
Notes & Accounts Receivables	948	32,113	5.8	67,932	10.7	(35,819)	(52.7)
Other Current Financial Assets	76	2,558	0.5	3,472	0.5	(914)	(26.3)
Inventories	703	23,804	4.3	37,238	5.8	(13,434)	(36.1)
Other Current Assets	228	7,719	1.4	13,818	2.2	(6,099)	(44.1)
Total Current Assets	3,857	130,645	23.6	237,404	37.3	(106,759)	(45.0)
Long-term Investments	267	9,042	1.6	7,815	1.2	1,228	15.7
Fixed Assets	20,985	710,777	128.2	612,426	96.1	98,351	16.1
Less: Accumulated Depreciation	(9,504)	(321,899)	(58.1)	(246,360)	(38.7)	(75,539)	30.7
Net Fixed Assets	11,481	388,878	70.2	366,066	57.4	22,812	6.2
Other Assets	757	25,653	4.6	25,931	4.1	(278)	(1.1)
Total Assets	16,363	554,218	100.0	637,215	100.0	(82,997)	(13.0)
LIABILITIES
Short-term Borrowings	83	2,827	0.5	406	0.1	2,421	596.5
Accounts Payable	1,429	48,403	8.7	88,805	13.9	(40,402)	(45.5)
Current Installments of Long-term Borrowings	1,359	46,014	8.3	38,261	6.0	7,753	20.3
Current Financial Liabilities	27	928	0.2	22	0.0	906	4194.3
Accrued Expense & Other Current Liabilities	611	20,687	3.7	27,929	4.4	(7,242)	(25.9)
Machinery and Equipment Payable	652	22,079	4.0	15,667	2.5	6,412	40.9
Total Current Liabilities	4,161	140,938	25.4	171,090	26.8	(30,152)	(17.6)
Long-term Borrowings	3,438	116,452	21.0	116,710	18.3	(258)	(0.2)
Bonds Payable	449	15,191	2.7	22,067	3.5	(6,876)	(31.2)
Non Current Financial Liabilities	23	772	0.1	73	0.0	699	956.7
Other Long-term Liabilities	1	19	0.0	21	0.0	(2)	(11.6)
Total Long-term Liabilities	3,910	132,433	23.9	138,872	21.8	(6,438)	(4.6)
Total Liabilities	8,071	273,371	49.3	309,961	48.6	(36,590)	(11.8)
SHAREHOLDERS' EQUITY
Common Stock	2,511	85,057	15.3	78,652	12.3	6,405	8.1
Capital Collected In Advance	0	0	0.0	30	0.0	(30)	(100.0)
Capital Surplus	3,358	113,721	20.5	113,914	17.9	(193)	(0.2)
Retained Earnings	2,057	69,661	12.6	123,391	19.4	(53,730)	(43.5)
Cumulative Translation Adjustments	85	2,883	0.5	803	0.1	2,079	258.8
Unrealized Gain/Loss on Financial Products	(11)	(375)	(0.1)	1,322	0.2	(1,697)	－
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	－
Minority Interest	293	9,939	1.8	9,141	1.4	798	8.7
Total Shareholders' Equity	8,292	280,846	50.7	327,254	51.4	(46,407)	(14.2)
Total Liabilities & Shareholders' Equity	16,363	554,218	100.0	637,215	100.0	(82,997)	(13.0)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.87 per USD as of March 31, 2009

AU OPTRONICS CORP. CONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2009 and 2008 and December 31, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)
	Year over Year Comparison					Sequential Comparison
	1Q 2009		% of	1Q 2008	YoY	1Q 2009		% of	4Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	1,498	50,741	100.0	136,630	(62.9)	1,498	50,741	100.0	59,750	(15.1)
Cost of Goods Sold	1,968	66,651	131.4	99,546	(33.0)	1,968	66,651	131.4	80,682	(17.4)
Gross Profit (Loss)	(470)	(15,910)	(31.4)	37,084	－	(470)	(15,910)	(31.4)	(20,932)	(24.0)
Operating Expenses
SG&A	90	3,052	6.0	5,087	(40.0)	90	3,052	6.0	4,756	(35.8)
R&D	37	1,262	2.5	1,687	(25.2)	37	1,262	2.5	775	62.7
	127	4,314	8.5	6,774	(36.3)	127	4,314	8.5	5,531	(22.0)
Operating Income (Loss)	(597)	(20,223)	(39.9)	30,310	－	(597)	(20,223)	(39.9)	(26,462)	(23.6)
Net Non-Operating Expenses	(23)	(791)	(1.6)	(1,456)	(45.7)	(23)	(791)	(1.6)	(1,182)	(33.1)
Income (Loss) before Income Tax	(620)	(21,014)	(41.4)	28,855	－	(620)	(21,014)	(41.4)	(27,645)	(24.0)
Income Tax Benefit (Expense)	24	798	1.6	(1,869)	－	24	798	1.6	1,050	(24.0)
Net Income (Loss)	(597)	(20,216)	(39.8)	26,985	－	(597)	(20,216)	(39.8)	(26,595)	(24.0)
Attributable to:
Equity Holders of The Parent Company	(600)	(20,331)	(40.1)	26,861	－	(600)	(20,331)	(40.1)	(26,565)	(23.5)
Minority Interest	3	115	0.2	124	(7.6)	3	115	0.2	(30)	－
Net Income (Loss)	(597)	(20,216)	(39.8)	26,985	－	(597)	(20,216)	(39.8)	(26,595)	(24.0)
Basic Earnings Per Share	(0.07)	(2.39)		3.16		(0.07)	(2.39)		(3.12)
Basic Earnings Per ADR(3)	(0.71)	(23.90)		31.59		(0.71)	(23.90)		(31.24)
Weighted-Average Shares Outstanding ('M)		8,506		8,504			8,506		8,505

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.87 per USD as of March 31, 2009
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2009		1Q 2008
Cash Flow from Operating Activities:	USD	NTD	NTD
Net Income(Loss)	(597)	(20,216)	26,985
Depreciation & Amortization	623	21,096	19,803
Provision(Reverse) for Inventory Devaluation	(2)	(62)	10
Investment Loss(Gain) under Equity Method	10	326	(59)
Changes in Working Capital & Others	(581)	(19,694)	(949)
Net Cash Provided(Used) by Operating Activities	(548)	(18,550)	45,791
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	0	151
Acquisition of Property, Plant and Equipment	(516)	(17,462)	(22,283)
Proceeds from Disposal of Property, Plant and Equipment	1	22	25
Increase in Long-term Investments	(31)	(1,050)	(14)
Increase in Restricted Cash in Banks	(0)	(5)	0
Increase in Deferred Assets and Intangible Assets	(4)	(132)	(460)
Decrease(Increase) in Other Assets	2	84	(132)
Net Cash Used in Investing Activities	(547)	(18,542)	(22,712)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(60)	(2,031)	269
Increase(Decrease) in Guarantee Deposits	(0)	(2)	1
Increase in Long-term Borrowings and Bonds Payable	557	18,852	953
Employee Stock Options Exercised	0	0	15
Change in Minority Interest	17	584	(24)
Net Cash Provided by Financing Activities	514	17,402	1,213
Effect of Exchange Rate Changes on Cash	2	62	(441)
Net Increase(Decrease) in Cash and Cash Equivalents	(580)	(19,628)	23,851
Cash and Cash Equivalents at Beginning of Period	2,463	83,435	89,890
Cash and Cash Equivalents at End of Period	1,884	63,807	113,741

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.87 per USD as of March 31, 2009

AU OPTRONICS CORP. UNCONSOLIDATED BALANCE SHEET
March 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2009			March 31, 2008		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,389	47,035	9.1	103,164	17.1	(56,128)	(54.4)
Available-for-Sale Financial Assets - Current	19	644	0.1	1,203	0.2	(560)	(46.5)
Notes & Accounts Receivables	943	31,941	6.2	67,953	11.3	(36,012)	(53.0)
Other Current Financial Assets	30	1,011	0.2	1,422	0.2	(411)	(28.9)
Inventories	582	19,712	3.8	34,092	5.7	(14,380)	(42.2)
Other Current Assets	223	7,543	1.5	12,387	2.1	(4,843)	(39.1)
Total Current Assets	3,185	107,886	20.8	220,221	36.6	(112,335)	(51.0)
Long-term Investments	1,303	44,131	8.5	31,361	5.2	12,770	40.7
Fixed Assets	18,453	625,017	120.5	543,368	90.3	81,649	15.0
Less: Accumulated Depreciation	(8,316)	(281,662)	(54.3)	(217,092)	(36.1)	(64,570)	29.7
Net Fixed Assets	10,137	343,354	66.2	326,276	54.2	17,078	5.2
Other Assets	685	23,203	4.5	24,090	4.0	(887)	(3.7)
Total Assets	15,311	518,574	100.0	601,948	100.0	(83,374)	(13.9)
LIABILITIES
Short-term Borrowing	60	2,026	0.4	0	0.0	2,026	－
Accounts Payable	1,538	52,107	10.0	89,429	14.9	(37,322)	(41.7)
Current Installments of Long-term Borrowings	1,237	41,883	8.1	34,124	5.7	7,758	22.7
Current Financial Liabilities	27	917	0.2	20	0.0	896	4375.4
Accrued Expense & Other Current Liabilities	481	16,276	3.1	22,581	3.8	(6,304)	(27.9)
Machinery and Equipment Payable	608	20,593	4.0	13,849	2.3	6,744	48.7
Total Current Liabilities	3,950	133,802	25.8	160,004	26.6	(26,202)	(16.4)
Long-term Borrowings	2,890	97,901	18.9	101,684	16.9	(3,784)	(3.7)
Bonds Payable	449	15,191	2.9	22,067	3.7	(6,876)	(31.2)
Non Current Financial Liabilities	23	772	0.1	73	0.0	699	956.7
Other Long-term Liabilities	0	2	0.0	7	0.0	(5)	(71.9)
Total Long-term Liabilities	3,362	113,866	22.0	123,832	20.6	(9,966)	(8.0)
Total Liabilities	7,312	247,667	47.8	283,836	47.2	(36,168)	(12.7)
SHAREHOLDERS' EQUITY
Common Stock	2,511	85,057	16.4	78,652	13.1	6,405	8.1
Capital Collected In Advance	0	0	0.0	30	0.0	(30)	(100.0)
Capital Surplus	3,358	113,721	21.9	113,914	18.9	(193)	(0.2)
Retained Earnings	2,057	69,661	13.4	123,391	20.5	(53,730)	(43.5)
Cumulative Translation Adjustments	85	2,883	0.6	803	0.1	2,079	258.8
Unrealized Gain/Loss on Financial Products	(11)	(375)	(0.1)	1,322	0.2	(1,697)	－
Net loss not recognized as pension cost	(1)	(40)	0.0	0	0.0	(40)	－
Total Shareholders' Equity	7,998	270,907	52.2	318,112	52.8	(47,205)	(14.8)
Total Liabilities & Shareholders' Equity	15,311	518,574	100.0	601,948	100.0	(83,374)	(13.9)

Note: (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.87 per USD as of March 31, 2009

AU OPTRONICS CORP. UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended March 31, 2009 and 2008 and December 31, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2009		% of	1Q 2008	YoY	1Q 2009		% of	4Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	1,490	50,469	100.0	136,239	(63.0)	1,490	50,469	100.0	59,518	(15.2)
Cost of Goods Sold	2,038	69,026	136.8	100,668	(31.4)	2,038	69,026	136.8	81,733	(15.5)
Gross Profit (Loss)	(548)	(18,557)	(36.8)	35,571	－	(548)	(18,557)	(36.8)	(22,215)	(16.5)
Operating Expenses
SG&A	67	2,264	4.5	4,294	(47.3)	67	2,264	4.5	4,208	(46.2)
R&D	37	1,247	2.5	1,687	(26.1)	37	1,247	2.5	775	60.9
	104	3,511	7.0	5,981	(41.3)	104	3,511	7.0	4,984	(29.6)
Operating Income (Loss)	(652)	(22,068)	(43.7)	29,591	－	(652)	(22,068)	(43.7)	(27,199)	(18.9)
Net Non-Operating Income (Expenses)	32	1,074	2.1	(864)	－	32	1,074	2.1	(364)	－
Income (Loss) before Income Tax	(620)	(20,993)	(41.6)	28,727	－	(620)	(20,993)	(41.6)	(27,563)	(23.8)
Income Tax Benefit (Expense)	20	663	1.3	(1,865)	－	20	663	1.3	998	(33.6)
Net Income (Loss)	(600)	(20,331)	(40.3)	26,861	－	(600)	(20,331)	(40.3)	(26,565)	(23.5)
Basic Earnings Per Share	(0.07)	(2.39)		3.16		(0.07)	(2.39)		(3.12)
Basic Earnings Per ADR(3)	(0.71)	(23.90)		31.59		(0.71)	(23.90)		(31.24)
Weighted-Average Shares Outstanding ('M)		8,506		8,504			8,506		8,505

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.87 per USD as of March 31, 2009
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP. UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended March 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))
	1Q 2009		1Q 2008
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Income (Loss)	(600)	(20,331)	26,861
Depreciation & Amortization	540	18,298	17,552
Reverse for Inventory Devaluation	(2)	(64)	(185)
Investment Gain under Equity Method	(39)	(1,329)	(481)
Changes in Working Capital & Others	(485)	(16,434)	99
Net Cash Provided (Used) by Operating Activities	(586)	(19,860)	43,846
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	0	151
Acquisition of Property, Plant and Equipment	(453)	(15,329)	(20,495)
Proceeds from Disposal of Property, Plant and Equipment	1	46	226
Increase in Long-term Investments	(26)	(890)	(400)
Increase in Deferred Assets and Intangible Assets	(3)	(105)	(437)
Decrease (Increase) in Other Assets	2	79	(99)
Net Cash Used in Investing Activities	(478)	(16,199)	(21,053)
Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(49)	(1,674)	0
Decrease in Guarantee Deposits	0	0	(1)
Increase in Long-term Borrowings and Bonds Payable	506	17,125	0
Employee Stock Options Exercised	0	0	15
Net Cash Provided by Financing Activities	456	15,451	14
Effect of Exchange Rate Changes on Cash	(2)	(83)	(175)
Net Increase (Decrease) in Cash and Cash Equivalents	(611)	(20,692)	22,632
Cash and Cash Equivalents at Beginning of Period	2,000	67,727	80,532
Cash and Cash Equivalents at End of Period	1,389	47,035	103,164

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 33.87 per USD as of March 31, 2009